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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10738

ANNTAYLOR STORES CORPORATION

(Exact name of registrant as specified in its charter)

 7 Times Square
New York, New York 10036
(212) 541-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Interests in the ANNTAYLOR, INC. SAVINGS PLAN

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports1:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

_________________________

1 Participations in the AnnTaylor, Inc. Savings Plan are exempt from registration under Section 3(a)(2) of the Securities Act. We are relying on the Securities and Exchange Commission’s Compliance and Disclosure Interpretations for Exchange Act Forms, Section 206.01 as the basis for suspension of the obligation to file Form 11-K.

Approximate number of holders of record as of the certification or notice date: 60432
Pursuant to the requirements of the Securities Exchange Act of 1934, the AnnTaylor, Inc. Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 8, 2010

By:	/s/ Barbara K. Eisenberg
Barbara K. Eisenberg
Executive Vice President, General Counsel and Secretary.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

_________________________

2 Determined as of May 3, 2010.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.